UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 30, 2013	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

POLL RESULTS OF THE EGM HELD ON 29 OCTOBER 2013

AND

APPOINTMENT OF DIRECTOR

The Board announces the poll results of the EGM held in Shanghai, the PRC on Tuesday, 29 October 2013.

Reference is made to the notice dated 13 September 2013 (the “Notice”) and the supplemental and further notice dated 11 October 2013 (the “ Supplemental Notice ”) regarding the extraordinary general meeting (the “EGM”) of China Eastern Airlines Corporation Limited (the “Company”) held on Tuesday, 29 October 2013. Terms defined in the Notice and the Supplemental Notice shall have the same meanings when used herein unless otherwise specified.

POLL RESULTS OF THE EGM

The EGM was held at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the PRC on Tuesday, 29 October 2013. Shareholders representing 9,973,949,307 shares of the Company (the “Shares”) were present, in person or by proxy, at the EGM. The EGM was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the articles of association of the Company.

There were no Shares entitling the Shareholders to attend and abstain from voting in favour as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). CEA Holding and its associates, holding 8,156,480,000 Shares in aggregate, were required to abstain, and have abstained, from voting in respect of Resolutions Nos. 1 and 2. As such: (i) the Shareholders representing 4,517,788,860 Shares were entitled to attend and vote on Resolutions Nos. 1 and 2, and the Shareholders representing 1,888,349,507 Shares out of such 4,517,788,860 Shares were present at the EGM, in person or by proxy, to vote in respect of Resolution No. 1 and the Shareholders representing 1,888,344,457 Shares out of such 4,517,788,860 Shares were present at the EGM, in person or by proxy, to vote in respect of Resolution No. 2; and (ii) the Shareholders representing 12,674,268,860 Shares (i.e. the Company’s entire issued share capital) were entitled to attend and vote on Resolution No. 3, and the Shareholders representing 9,973,949,307 Shares out of such 12,674,268,860 Shares were present at the EGM, in person or by proxy, to vote in respect of Resolution No. 3.

Each resolution proposed for approval at the EGM was taken by poll.

Ernst & Young, the auditors of the Company, were appointed as the scrutineer for the purpose of vote-taking at the EGM. The poll results in respect of the resolutions proposed for approval at the EGM were set out as follows:

		Total number of Shares represented by votes
		For (Approximate %*)	Against
ORDINARY RESOLUTIONS

1.	“To consider, approve, confirm and ratify a conditional financial services agreement dated 30 August 2013 (the “Financial Services Renewal Agreement”), a copy of which will be produced to the EGM and initialed by the chairman of the EGM for the purpose of identification, entered into between (i) the Company; (ii) 東航集團財務有限責任公司 (Eastern Air Group Finance Company Limited); and (iii) 東航金戎控股有限責任公司 (CES Finance Holding Co. Ltd) and all transactions thereunder and the relevant associated maximum aggregate annual values in relation to the provision of deposit services and the provision of loan and financing services to the Group as determined pursuant to and for the purpose of the connected transaction regulatory requirements under the Listing Rules, details of all of which are set out in the Announcement under the paragraphs headed “Financial Services Renewal Agreement” and the circular of the Company dated 25 September 2013 (the “Circular”); and to authorise any director of the Company or his/her authorised person(s) to sign all such documents and/or do all such things and acts as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions under the Financial Services Renewal Agreement or any matter incidental thereto.”	1,573,487,053 (83.326050%)	314,862,454
2.	“To consider, approve, confirm and ratify a conditional catering services agreement dated 30 August 2013 (the “ Catering Services Renewal Agreement”) regarding the provision of catering services to the Group, a copy of which will be produced to the EGM and initialed by the chairman of the EGM for the purpose of identification, entered into between the Company and 東方航空食品投資有限公司 (Eastern Air Catering Investment Co. Ltd.) and all transactions thereunder and the relevant associated maximum aggregate annual values in relation to the provision of catering services to the Group as determined pursuant to and for the purpose of the connected transaction regulatory requirements under the Listing Rules, details of all of which are set out in the Announcement under the paragraphs headed “Catering Services Renewal Agreement” and the Circular; and to authorise any director of the Company or his/her authorised person(s) to sign all such documents and/or do all such things and acts as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions relating to the Catering Services Renewal Agreement or any matter incidental thereto.”	1,888,243,041 (99.994629%)	101,416
3.	“To consider and approve the appointment of Mr. Ma Weihua as an independent non-executive director of the seventh session of the Board, with a term of office in line with the current session of the Board.”	9,973,945,707 (99.999964%)	3,600

*	The percentage of voting is based on the total number of Shares held by the Shareholders present, in person or by proxy, at the EGM and entitled to vote in respect of the relevant resolution.

Based on the above poll results, all of the resolutions were passed.

Note:	The poll results were subject to scrutiny by Ernst & Young, whose work was limited to certain agreed procedures requested by the Company to compare the poll results summary prepared by the Company to poll forms collected and provided by the Company to Ernst & Young. The work performed by Ernst & Young in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

APPOINTMENT OF DIRECTOR

The Board announces that Mr. Ma Weihua (“Mr. Ma”) has been appointed as an independent non-executive director of the seventh session of the Board, with effect from 29 October 2013 upon conclusion of the EGM.

The biographical details of Mr. Ma are set out as follows:

Mr. Ma, aged 65, is currently the chairman of Wing Lung Bank Limited in Hong Kong, a member of the Twelfth National Committee of the Chinese People’s Political Consultative Conference, the vice chairman of China Chamber of International Commerce, the executive deputy chairman of China Enterprise Directors Association, a member of the Standing Council of China Society for Finance and Banking, a director of Shenzhen Soft Science Development Foundation. He is an independent non-executive director of 中國石油化工股份有限公司 (China Petroleum & Chemical Corporation) (a company listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the Shanghai Stock Exchange), 盈利時控股有限公司 (Winox Holdings Limited) (a company listed on the Hong Kong Stock Exchange), and 華潤置地有限公司 (China Resources Land Limited) (a company listed on the Hong Kong Stock Exchange). Mr. Ma was an executive director, president and chief executive officer of 招商銀行股份有限公司 (China Merchants Bank Co., Ltd.) (a company listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange), the chairman of 招商信諾人壽保險有限公司 (CIGNA & CMC Life Insurance Co., Ltd.), and the chairman of 招商基金管理有限公司 (China Merchants Fund Management Co., Ltd.). Mr. Ma obtained a Doctorate Degree in Economics and is an adjunct professor at several higher educational institutions including Peking University and Tsinghua University.

As far as the directors of the Company are aware and save as disclosed above: (i) Mr. Ma does not hold any position in the Company or any of its subsidiaries; (ii) Mr. Ma does not presently, and did not in the last three years, hold any other directorship in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Ma has no other major appointment or professional qualification; (iv) Mr. Ma does not have any other relationship with any director, senior management or substantial or controlling Shareholder of the Company; and (v) Mr. Ma does not have, or is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Mr. Ma in respect of his appointment as an independent non-executive director of the Company. The remuneration of Mr. Ma will be determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

Save as disclosed in this announcement, the Board is not aware of any other matter in relation to the appointment of Mr. Ma as an independent non-executive director of the Company which is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the Shareholders.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

Shanghai, the PRC

29 October 2013

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